Contact:		Fresenius Medical Care AG & Co. KGaA
Oliver Maier		Else-Kröner-Str.1
Phone:	+ 49 6172 609 2601	61352 Bad Homburg
Fax:	+ 49 6172 609 2301	Germany
www.fmc-ag.com
North America:
Terry L. Morris
Phone:	+ 1 800 948 2538
Fax:	+ 1 615 345 5605

E-mail:	ir@fmc-ag.com	March 09, 2012

Investor News

Fresenius Medical Care Announces
Management Board Change

Bad Homburg, Germany – Fresenius Medical Care AG & Co. KGaA (“the company” or “Fresenius Medical Care”), the world’s largest provider of dialysis products and services, today announced a change in the Management Board. Rice Powell will succeed Dr. Ben J. Lipps as CEO of Fresenius Medical Care AG & Co. KGaA and Chairman of the Management Board, effective January 1, 2013. The appointment of Rice Powell is part of the company’s succession plan to ensure a smooth transition of leadership.

Rice Powell, who currently serves as CEO of Fresenius Medical Care North America, was appointed Deputy Chairman of the Fresenius Medical Care Management Board in December 2009. Rice Powell has been a member of the Fresenius Medical Care Management Board since 2004, and has more than 30 years of experience in the healthcare industry. From 1978 to 1996, he held various management positions, among others, at Baxter International Inc., and Biogen Inc. in the U.S. Under his leadership, Fresenius Medical Care has significantly expanded its market-leading position in North America and successfully managed the implementation of the new bundled reimbursement system in the U.S.

The contract of the Chairman of the Management Board and Chief Executive Officer Ben Lipps expires on December 31, 2012, at which time he will retire from the Management Board. Ben Lipps has served in the Fresenius dialysis division since 1985, when revenue was approximately € 104 million.

Fresenius Medical Care AG & Co. KGaA, March 09, 2012

Ben Lipps was appointed Chief Executive Officer and Chairman of the Management Board in 1999. Under his leadership, Fresenius Medical Care increased its annual revenue from $3.8 billion in 1999, to $12.8 billion in 2011. Today, Fresenius Medical Care is the world’s largest provider of dialysis products and services.

In recognition of his extraordinary achievements and unique expertise Dr. Ben Lipps has been appointed Honorary Chairman of the supervisory boards of Fresenius Medical Care AG & CO KGaA and Fresenius Medical Care Management AG, effective January 1, 2013.

Ben Lipps, Chief Executive Officer of Fresenius Medical Care and Chairman of the Management Board, said: “We are pleased to facilitate an orderly transition process with the decision to appoint Rice Powell as CEO and Chairman of the Fresenius Medical Care Management Board, effective January 1, 2013. Rice Powell’s successful record and his extensive management experience within Fresenius Medical Care and the health care field qualify him superbly for the Chairman and CEO position. I look forward to continuing our close working relationship during this transition period and will stay closely involved with the company.”

 Ulf Mark Schneider, Chairman of the Supervisory Board of Fresenius Medical Care Management AG, said: “Rice has made outstanding contributions to the success of Fresenius Medical Care. With his experience and excellent track record in the healthcare field, Rice’s leadership will ensure the continued success of the company. We are looking forward to working with him in his new role. On behalf of the Supervisory Board, I would like to express our deep gratitude and admiration for Ben’s outstanding contributions in making Fresenius Medical Care the leading global dialysis company.”

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About Fresenius Medical Care

Fresenius Medical Care is the world’s largest integrated provider of products and services for individuals undergoing dialysis because of chronic kidney failure, a condition that affects more than 2.1 million individuals worldwide. Through its network of 2,898 dialysis clinics in North America, Europe, Latin America, Asia-Pacific and Africa, Fresenius Medical Care provides dialysis treatment to 233,156 patients around the globe. Fresenius Medical Care is also the world’s leading provider of dialysis products such as hemodialysis machines, dialyzers and related disposable products.

For more information visit the Company’s website at www.fmc-ag.com

Disclaimer

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.

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